UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 3, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 May 2019 entitled ‘ANNUAL FINANCIAL REPORT’

RNS: 7850A

Vodafone Group Plc

31 May 2019

31 May 2019

Vodafone Group Plc (“Vodafone” or the “Company”)

Publication of the 2019 Annual Report

Vodafone will today publish on the Company’s website its Annual Report for the year ended 31 March 2019 (the ‘2019 Annual Report’. The Annual Report is available at vodafone.com/ar2019.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority (‘FCA’), the 2019 Annual Report will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

In accordance with FCA’s Disclosure Guidance and Transparency Rule 6.3.5, the Appendix to this announcement contains a description of the principal risks and uncertainties affecting the Group, related party transactions and a responsibility statement.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2019 and their impact on the financial statements were included in Vodafone’s final results announcement released on 14 May 2019. That information, together with the information set out below, which is extracted from the 2019 Annual Report, constitute the material required by Disclosure Guidance and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2019 Annual Report. Page and note references in the text below refer to page numbers in the 2019 Annual Report and notes to the financial statements.

APPENDIX

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

A description of the principal risks and uncertainties that the Company faces is extracted from pages 44 to 51 of the 2019 Annual Report.

Our risks and uncertainties

We operate a global risk framework, across all of our local markets and group entities. This ensures our strategic and operational risks are identified, managed, assured and reported in a consistent way.  It is an evolving framework as we continually seek to improve and enhance our risk management processes.

Identifying our principal risks

Our process begins with collating input from all local markets and Group entities on their most significant risks, having regard to their own local strategic priorities and external environments. This is consolidated into a group-wide view and presented to over 40 of our senior leaders, who add their own input on strategic, functional and emerging risks.

This year we added a further lens to the assessment of our risk landscape by including the output from modelling severe but plausible scenarios. We model various scenarios for each risk and examples of these can be found in the principal risks on the following pages. This activity allowed us to supplement the usual qualitative data with some useful quantitative data, providing insight into the potential impact of the risks.

The proposed principal risks are then reviewed and agreed by a range of stakeholders, including our Executive Committee, Audit and Risk Committee and Board.

Risk categories

We have updated the way our risks are categorised. The new approach allows us to consider the risks on a continuum reflecting the degree to which we can seek to control the risks, which in turn reflects the appropriate level of oversight and assurance required to appropriately manage these risks.

Strengthening our framework

Over the course of the year, we have:

People and skills: worked to develop local risk teams through a series of community events with soft skills training, best practice sharing and technical guidance.

Governance: improved local oversight of risk by briefing our local market and group entity oversight committees on a regular basis.

Coverage: extended our risk framework to provide more detailed coverage of some of our largest functions, like Technology and some specialist areas, such as Partner Markets and M-Pesa.

Tools and technology: enhanced the use of our global risk tool by incorporating additional control frameworks and assurance activities that manage our risks, integrating risk and assurance into one system. This approach was recognised with an award from Continuity, Risk and Insurance magazine for the ‘Best Use of Technology in Risk Management’.

Linking risk to budget: provided intelligence on risk for the capital allocation discussions, identifying areas where budget is required to effectively manage our risks within tolerance.

Emerging and longer term risks: created a watchlist of emerging threats and developing risks. This allows us to consider risks where the threat is longer term and the resulting impact and potential mitigation may not yet be clear.

Key changes in the year

Changes to risks:

Allocation of the Group’s capital has been split, partly merging with the existing Global economic disruption/adequate liquidity risk and also forming part of the new Successful integration of new assets and management of joint ventures risk.

EMF health related risk has been moved to our watchlist as a longer-term potential risk. More detail on this risk can be found in the relevant section on page 51.

Effective data management was removed during the course of risk reviews in FY19 with the Privacy component being merged into the Legal Compliance risk.

New risks:

Geopolitical risk in supply chain: relates to global trade wars and security concerns that could result in restrictions on key equipment. This could have a significant financial, legal, supply chain or operational implications.

Successful integration of new assets and management of joint ventures: relates to failure to realise the expected benefits from acquisitions (subject to completion) and jointly controlled businesses that could result if we are unable to effectively manage the integration or any governance failures.

Key to principal risks

1.             Cyber threat and information security - External or internal attack resulting in service unavailability or data breach

2.             Adverse political and regulatory measures - Regulatory measures impacting strategy; tax challenges

3.             Global economic disruption / adequate liquidity - Economic disruption or another risk materialising impacts our ability to refinance

4.             Geo-political risk in supply chain - Global trade wars and security concerns impact our supply chain

5.             Digital transformation and simplification - Failure to deliver business and IT transformation targets

6.             Market disruption - New telecom operators entering the market; price wars reduce margins

7.             Technology resilience - Failure of key IT, fixed or mobile assets causing service disruption

8.             Successful integration of new assets and management of joint ventures - Failure to achieve synergies expected from integration of new assets; risk that joint ventures do not operate effectively

9.             Legal compliance — Non-compliance with laws including privacy, anti-bribery, competition law, anti-money laundering and sanctions

10.      Disintermediation - Technology players gaining customer relevance through emerging technology

Interconnections between the risks

We continue to consider risks both individually and collectively in order to fully understand our risk landscape. By identifying the correlation between risks, we can ensure that those that have the potential to cause, impact or increase another risk are weighted appropriately. This exercise also helps to inform our scenario analysis, particularly the combined scenario used in the Long Term Viability Statement (pages 50 and 51).

Cyber threat and information security

Risk owner: Johan Wibergh

Risk movement: Stable

Risk category: Technological

What is the risk:

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impact across all our local markets.

How we manage it:

We protect Vodafone and our customers from cyber threats by continuing to strengthen global and local security controls, a 24x7 cyber defence capability and customer-focused security.

Our target tolerance:

We aim for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. We seek to avoid any breaches, loss of data or reputational impact from a cyber-event.

Example Scenario:

Scenarios could include attacks on individual markets, parts of our network or large-scale intrusions spanning multiple markets.

Emerging threats:

Cyber risk is constantly evolving in line with technological advances and geo-political developments. We anticipate threats will continue to evolve in areas such as IoT, supply chain, cloud computing, and the use of machine learning.

Adverse political and regulatory measures

Risk owners: Joakim Reiter/Margherita Della Valle

Risk movement: Stable

Risk category: Strategic/External

What is the risk:

Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In any of these environments, we face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions.

How we manage it:

We engage with top-level policy makers and influencers, addressing issues openly, with clear arguments to find mutually acceptable ways forward.

Our target tolerance:

We actively seek to engage with governments, regulators and tax authorities to encourage good working relationships and to help shape potential impacts of legislative change on the Group.

Example Scenario:

We do not receive the requisite approvals to allow us to complete our planned strategic acquisitions.

Emerging threats:

As connectivity starts to underpin the functioning of different industrial sectors, there is a risk of onerous coverage obligations and regulatory fragmentation through sector-specific connectivity rules.

In addition, there is a risk of national fragmentation in relation to emerging technology topics such as AI, which are being dealt with by a variety of institutions.

Global economic disruption / adequate liquidity

Risk owner: Margherita Della Valle

Risk movement: Increased — Given the acquisition of Liberty Global, our debt levels are expected to increase.

Risk category: Financial

What is the risk:

As a multinational business, we operate in many countries and currencies, so changes to global economic conditions can impact us. Any major economic disruption could result in reduced spending power for our customers and impact our ability to access capital markets. A relative strengthening or weakening of the major currencies in which we transact could impact our profitability.

How we manage it:

We maintain access to long and short-term capital markets through diversified sources of funding and ensure the resilience of our balance sheet through the long term duration of our debt.

Our target tolerance:

We take a conservative approach to financial risks which reflects our diverse business. We carefully manage our liquidity and access to capital markets to limit our exposure to unstable economic conditions.

Example Scenario:

A financial crisis impacts on our ability to refinance or access commercial paper or bond markets.

Emerging threats:

Because this is an externally driven risk, the threat environment is continually changing.

Geo-political risk in supply chain

Risk owner: Joakim Reiter

Risk movement: New

Risk category: Strategic / External

What is the risk:

We operate and develop a complex infrastructure in the countries in which we are present. Our networks and systems are dependent on a wide range of suppliers internationally. If we were unable to execute our plans, we, and the industry, would face potential delays to network improvements and increased costs.

How we manage it:

We are closely monitoring the political situation around our key suppliers. We are also engaging with governments, experts and suppliers to remain fully informed so that we can respond accordingly and we will always comply with the latest regulations.

We are working with our supply chain to ensure continuity of supply of core equipment in the event of an impact from Brexit.

Our target tolerance:

We have a range of supplier relationships and we manage these closely with our procurement specialists. We endeavour to ensure there is sufficient choice of appropriate suppliers in an active and competitive marketplace.

Example Scenario:

There is disruption to our supply chain due to international trade rulings.

Emerging threats:

As the political landscape changes globally, we could see an increase in trade wars between major world powers.

Digital transformation and simplification

Risk owner: Ahmed Essam

Risk movement: Stable

Risk category: Operational

What is the risk:

We are currently implementing a major transformation plan to evolve Vodafone into a Digital ‘First’ company with an aim to deliver world-class customer experience, increase our speed to market and increase operational efficiencies through automation and AI. Failure to do this could lead to missed commercial opportunities, increased costs and customer experience issues.

How we manage it:

Digital ‘First’ is a company-wide transformation programme, with direct sponsorship from our Executive Committee. We have clearly defined objectives and target KPIs for the overall programme and each functional area, coordinated centrally and executed locally. We are continuously driving simplification to reduce the complexity of our products and propositions with clearly defined objectives and target KPIs.

Our target tolerance:

We aim to be a leading digital company with the right mix of efficient systems, relevant skills and digital expertise to deliver a world-class customer experience.

We have made excellent progress in the first 15 months of implementation hitting most of our targets, but have an ambitious agenda ahead in the next 24 months.

Example Scenario:

Failure to retain customers through a differentiated experience and to achieve our simplification targets.

Emerging threats:

The digital transformation strategy considers emerging threats and factors these into the ongoing programme management.

Market disruption

Risk owner: Ahmed Essam

Risk movement: Decreased — Uncertainty over new competition remains in some markets, known threats in other key markets have eased over the last 12 months.

Risk category: Strategic/External

What is the risk:

New entrants to markets or competitors with lean models could create pricing pressure. The push of competitors towards unlimited bundles could lead to price erosion, which might affect profitability in the short to medium term.

How we manage it:

We monitor the competitor environment in all markets, and react appropriately. We have already seen different elements of this disruption in Italy and Spain in the past 12-18 months. Although disruption threat remains in some markets, in most markets we are moving towards a more stable landscape.

Our target tolerance:

We will evolve our offer and adopt an agile commercial model to mitigate competitive risks. We will do this through targeted offers, smart pricing models and differentiated customer experience.

Example Scenario:

A loss of market share in a major market due to changing behaviour from existing competitors.

Emerging threats:

Because this is an externally driven risk, the threat environment is continually changing.

Technology resilience

Risk owner: Johan Wibergh

Risk movement: Stable

Risk category: Technological

What is the risk:

A technology site loss could result in a major impact on our customers, revenues and reputation. This covers mobile and fixed sites as well as data centres. Our resilience programme also extends to wider service platforms, including television and payments.

How we manage it:

Unique recovery targets are set for essential sites to limit the impact of service outages. A global policy supports these targets with requisite controls to ensure effective resilience.

We monitor the lifespan of key assets and maintain back-up where necessary.

Our target tolerance:

Our customer promise is based on reliable availability of our network, therefore the recovery of key mobile, fixed and IT services must be fast and robust.

Example Scenario:

The loss of essential assets across our networks and internal IT infrastructure.

Emerging threats:

We could be impacted by an increase in extreme weather events caused by climate change which may increase the likelihood of a technology failure.

New assets inherited from acquired businesses may not be aligned to our target resilience levels which may increase the likelihood of a technology failure.

Successful integration of new assets and management of joint ventures

Risk owner: Hannes Ametsreiter / Vivek Badrinath

Risk movement: New

Risk category: Operational

What is the risk:

Subject to regulatory approvals, we are undertaking a large-scale integration of new assets across multiple markets. If we do not complete this in a timely and efficient manner, we would not see the benefit of planned synergies and could face additional costs or delays to completion. The successful integration also requires that an important number of technology platforms/services are migrated on time before the termination of the transitional services agreements.

We also have a number of joint ventures in operation and must ensure that these operate effectively.

How we manage it:

We have integration specialists working on the planning of all integration activities and if deals are approved, there will be teams to coordinate and control execution of the multiple projects/activities that constitute the multi-year integration plan.

We have robust governance in place to manage our joint ventures effectively.

Our target tolerance:

Our aim is to integrate businesses efficiently and effectively in order to achieve the best possible return on investment and realise the expected synergies.

Example Scenario:

Integration of a major new acquisition is delayed and benefits cannot be realised as quickly as planned.

Emerging threats:

This is a new risk so all currently known threats have been included as part of the principal risk.

Legal compliance

Risk owners: Rosemary Martin

Risk movement: Stable

Risk category: Operational

What is the risk:

Vodafone must comply with a multitude of local and international laws. These include laws relating to: privacy; anti-money laundering; competition; anti-bribery; and economic sanctions. Failure to comply with these laws could lead to reputational damage, financial penalties and/or suspension of our licence to operate.

How we manage it:

We have subject matter experts in legal teams in local markets and in group and a robust policy compliance framework.

We train our employees in Doing What’s Right, our training and awareness programme, which sets out our ethical culture across the organisation and ensures employees understand their role in ensuring compliance.

Our target tolerance:

We see to comply with all applicable laws and regulations in all of our markets.

Example Scenario:

Potential breaches across some legal compliance risks which could lead to reputational damage, investigation costs and fines.

Emerging threats:

Changing workplace dynamics, digital transformation, asset integrations and a change in our employee demographics could degrade our control environment so we are updating our Code of Conduct and various policies to mitigate this.

Disintermediation

Risk owner: Ahmed Essam

Risk movement: Decreased — Movement to unlimited bundles means the potential impact of this risk has reduced.

Risk category: Strategy/External

What is the risk:

We face increased competition from a variety of new technology platforms, which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors in changing markets while maintaining high levels of customer engagement and an excellent customer experience.

How we manage it:

We continually strive to introduce innovative propositions and services while evolving our customer experience to strengthen the relationship with our customers. We are running ambitious programmes on three fronts to fundamentally strengthen our customer relationship — (1) deepen our customer engagement, (2) radically simplify our offer portfolio, and (3) create much better digital experiences across customer lifecycle.

Our target tolerance:

We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services, including fixed and mobile content, IoT and voice over LTE. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services, data analytics, AI and security so that we continue to meet our customers’ needs.

Example Scenario:

Emerging technology impacts our market share.

Emerging threats:

As we complete acquisition activity, we will have increasing interests in television and fixed line access. The profile of this risk will change as this will widen and/or increase the range of threats from new technology and over the top providers.

Risk Watchlist

There are two ways in which we have identified our emerging risks in this report.

First, for our principal risks, we have noted on the previous page some emerging threats regarding these risks.  These uncertainties may relate to future technological, regulatory or political changes.

Secondly, we also face a number of uncertainties where an emerging threat may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likely scale, impact or velocity  of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat.  We have created a watchlist of these risks which we will review on a regular basis to monitor any changes to the likely scale, impact and velocity.

Some examples of these threats are:

UK’s departure from the EU (‘Brexit’)

The Board continues to keep the implications of Brexit for Vodafone’s operations under review.

A cross-functional Brexit steering committee continues to operate. This steering committee has identified the impact of Brexit on the Group’s operations and produced a comprehensive mitigation plan.  The terms of the UK’s exit from the EU, and the future relationship, remain uncertain.

Due to this current uncertainty, Vodafone is prepared for a no deal scenario, as this was judged to have the most potential for disruption.

Although we are a UK headquartered company, a very large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our national operating companies is a stand-alone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments.  As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by Brexit.  We are not a major international trading company, and do not use passporting for any of our major services or processes.

Depending on the arrangements agreed between the UK and the EU, the key issue that could directly impact our operational performance is a significant revision to macro-economic performance in our major European markets, including the UK, caused by the uncertainty of the Brexit process. This would affect the economic climate in which we operate, and in turn impact the performance of the operating companies in those markets.

Climate change

There is clear evidence that global temperatures are rising rapidly and a consensus among scientists and policymakers that man-made greenhouse gases (GHGs) are having a direct impact on the climate. We support the view that urgent action is needed to address climate change.

Achieving the required reductions in GHG emissions will be particularly challenging, however, in the context of continuous economic and population growth.

As a significant user of energy, the telecommunications and ICT industries face a growing challenge: every additional device connected to a network and every additional gigabyte of data transmitted or stored represents a potential increase in energy needs.

Climate change poses a number of potential risks for telecommunications operators, from both a physical (e.g. isolated events such as increased intensity of storms, heatwaves or higher average operating temperatures) and regulatory (e.g. new or strengthened carbon reduction commitments) perspective.

We welcome the development of Task Force on Climate-related Financial Disclosures (‘TCFD’) recommendations and have updated our risk management process this year to strengthen our consideration of the potential business implications and impacts of climate change. In addition, we undertook an independent gap analysis of our reporting against the TCFD recommendations and are working to achieve full alignment.

For further information on how we are working to reduce our environmental impact, including performance against our 2025 targets to reduce our GHG emissions by 50% and to purchase 100% renewable electricity, see page 38 and the Sustainable Business Report 2019.

EMF

A cross-functional team, led by a Director and sponsored by an Executive Committee member meets regularly to identify, and discuss risk and compliance issues relating to EMF and reported twice this year to the Board about developments in science, policy and compliance. We have a network of resources in each market to drive compliance and to share best practice.

In addition, we work with the industry and the GSMA to identify and adopt best practice.

The risk can be broken down into three areas:

• failure to meet our policy requirements or comply with international guidelines (set by International  Commission on Non-Ionizing Radiation Protection) or local legislation as it applies to EMF.

• the risk arising from activism or negative sentiment towards location or installation of radio base stations.

• changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above.

Long-Term Viability Statement (‘LTVS’)

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three year review period.

Assessment of viability

Vodafone adopts a three year period to assess the Group’s viability. This time horizon is in line with our business planning cycle and a period in which principal risks (particularly those of an operational nature, over which we have more control) typically develop, in what is a dynamic industry sector. The three year period is also in line with long-term management incentives and the outputs from the long range planning process.

The plans and projections prepared as part of this forecasting cycle include the Group’s cash flows, planned commitments, required funding and other key financial ratios. We assume that debt refinance will be available in all plausible market conditions and that there will be no material changes to the Group’s structure over the period.

The estimated impact of an individual severe but plausible scenario for each principal risk on the three year plan forms the  cornerstone of our approach to LTVS.

In addition, we stress tested a combined scenario taking into account the interconnections between the risks, shown on the diagram on page 45, where the following risks were modelled as materialising over the three year period:

Market disruption - Significant market disruption resulting in loss of market share across our key markets.

Integration of assets - Slower realisation of synergies and higher costs than anticipated to integrate acquired businesses.

Cyber threat and information security - Cyber security breach caused by ongoing IT transformation leading to a GDPR fine.

Geo-political risk in supply chain - Disruption in our supply chain due to international trade rulings restricting access to key suppliers.

Global economic disruption / adequate liquidity - The combination of the above within a short time frame puts pressure on our liquidity and in our ability to refinance.

Assessment of long-term prospects

Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of shareholder value in the long-term (known emerging threats related to each principal risk are described in pages 46-49).

As an input to the strategy discussion, the Board reviews some of the principal risks that are longer term in nature (including adverse political and regulatory measures, market disruption and disintermediation), with the focus on identifying underlying opportunities for the Group and setting the future strategy. The output from this session is reflected in the strategic section of the Annual Report (pages 8 and 9), which provides a view of the Group’s long-term prospects.

Conclusions

The Board has assessed the prospects and viability of the Group in accordance with c2.2 of the 2016 UK Corporate Governance Code, considering: the Group’s strategy and business model; and the principal risks threatening the Group’s future performance, solvency, liquidity and reputation. The assessment also ensured a review of the reasonableness of actions available to management in response to any risk or combination of risks materialising.

Total cash and facilities available of €13.6bn (pages 114 to 159) as of 31 March 2019, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing revenue and EBITDA over the review period also confirmed that the Group has sufficient positive headroom available to face uncertainty. The Board deemed the stress test conducted of the Group’s viability to be adequate and therefore confirm that they have a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2022.

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 24 “Post employment benefits” and note 22 “Directors and key management compensation”).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2019	2018	2017
	€m	€m	€m
Sales of goods and services to associates	27	19	37
Purchase of goods and services from associates	3	1	90
Sales of goods and services to joint arrangements	242	194	19
Purchase of goods and services from joint arrangements	192	199	183
Net interest income receivable from joint arrangements [1]	96	120	87

Trade balances owed:
by associates	1	4	—
to associates	3	2	1
by joint arrangements	193	107	158
to joint arrangements	25	28	15
Other balances owed by joint arrangements[1]	997	1,328	1,209
Other balances owed to joint arrangements [1]	169	150	127

Note:

1                                        Amounts arise primarily through VodafoneZiggo, Vodafone Idea, Vodafone Hutchison Australia and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2019, and as of 14 May 2019, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2019 and as of 14 May 2019, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure Guidance and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2019 Annual Report.

Responsibility is for the full 2019 Annual Report not the extracted information presented in this announcement and the final results announcement.

Each of the Directors, whose names and functions are listed on pages 56 and 57 confirm that, to the best of their knowledge:

•                  the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•                  the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•                  the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives.

Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

14 May 2019

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk management” on pages 44 to 51 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 3, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary